Exhibit 99.2

Paramount Group Real Estate Fund VII, LP (A Delaware Limited Partnership) Financial Statements as of and for the years ended December 31, 2017 and 2016, and Independent Auditors’ Report

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016:

Statements of Net Assets3
Schedules of Investments4
Statements of Operations5
Statements of Changes in Net Assets6
Statements of Cash Flows7
Notes to Financial Statements8–17

INDEPENDENT AUDITORS' REPORT

To the Partners of

Paramount Group Real Estate Fund VII, L.P.:

We have audited the accompanying financial statements of Paramount Group Real Estate Fund VII, L.P. (the “Fund”), which comprise the statements of net assets, including the schedule of investments, as of December 31, 2017 and 2016, and the related statements of operations, changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Fund’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Exhibit 99.2

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paramount Group Real Estate Fund VII, L.P. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

February 15, 2018

Exhibit 99.2

Paramount Group Real Estate Fund VII, LP
(A Delaware Limited Partnership)

STATEMENTS OF NET ASSETS
AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS:
Investments, at fair value (cost of $48,089,150
and $123,238,570 in 2017 and 2016)	$32,943,214	$165,555,964
Cash and cash equivalents	138,375	740,658

Total assets	33,081,589	166,296,622

LIABILITIES:
Accounts payable and accrued expenses	1,023,872	55,155
Asset management fee payable	34,700	1,427,936

Total liabilities	1,058,572	1,483,091

NET ASSETS	$32,023,017	$164,813,531

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

Paramount Group Real Estate Fund VII, LP
(A Delaware Limited Partnership)

SCHEDULES OF INVESTMENTS
AS OF DECEMBER 31, 2017 and 2016

	Real Estate Investments Held in Partnership Interests
					Fair Value
			Investments	Investments	as a
	Ownership	Square	at	at	Percentage
Properties	Percentage	Feet	Cost	Fair Value	of Net Assets

2017

New York Office Property:
Zero Bond Street	95.98%	64,390	$48,089,150	$32,943,214	102.87%

2016

San Francisco Office Property:
50 Beale Street	41.08%	663,633	75,149,420	123,105,378	74.69%
New York Office Property:
Zero Bond Street	95.98%	64,390	48,089,150	42,450,586	25.76%

TOTAL		728,023	$123,238,570	$165,555,964

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

Paramount Group Real Estate Fund VII, LP
(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

	2017	2016
INVESTMENT INCOME:
Distributions received from investment	$1,349,210	$1,232,423
Interest income	93,092	194

Total income	1,442,302	1,232,617

EXPENSES:
Asset management fees	1,079,429	1,900,453
Other expenses	157,559	99,298

Total expenses	1,236,988	1,999,751

NET INVESTMENT INCOME (LOSS)	205,314	(767,134)

NET REALIZED AND UNREALIZED (LOSS) GAIN ON INVESTMENTS:
Net realized loss on investment sold:
Realized gain from sale	43,093,570	-
Previously recorded unrealized gain on sale	(47,955,958)	-
Net realized loss on investment sold	(4,862,388)	-

Unrealized (loss) gain on investments:
Change in unrealized (depreciation) appreciation on investments	(9,507,372)	13,123,226

NET REALIZED AND UNREALIZED (LOSS) GAIN ON INVESTMENTS	(14,369,760)	13,123,226

CHANGE IN NET ASSETS RESULTING FROM OPERATIONS	$(14,164,446)	$12,356,092

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

Paramount Group Real Estate Fund VII, LP
(A Delaware Limited Partnership)

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	General	Limited
	Partner	Partners	Total

NET ASSETS, January 1, 2016	$15,286,830	$137,540,336	$152,827,166

Distributions	(27,586)	(342,141)	(369,727)
Net investment loss	(57,237)	(709,897)	(767,134)
Net unrealized gain on investments	979,144	12,144,082	13,123,226
Carried interest allocation	1,474,562	(1,474,562)	-

NET ASSETS, December 31, 2016	17,655,713	147,157,818	164,813,531

Distributions	(8,850,876)	(109,775,192)	(118,626,068)
Net investment income	15,319	189,995	205,314
Net realized loss on investment sold	(362,790)	(4,499,598)	(4,862,388)
Unrealized loss on investment	(709,360)	(8,798,012)	(9,507,372)
Carried interest allocation	(5,358,720)	5,358,720	-

NET ASSETS, December 31, 2017	$2,389,286	$29,633,731	$32,023,017

PARTNERSHIP INTEREST, December 31, 2017	7.46%	92.54%	100.00%

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

Paramount Group Real Estate Fund VII, LP
(A Delaware Limited Partnership)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Change in net assets resulting from operations	$(14,164,446)	$12,356,092
Adjustments to reconcile change in net assets resulting from operations to net cash provided by operating activities:
Realized loss on investment sold	4,862,388
Change in unrealized depreciation (appreciation) on investments	9,507,372	(13,123,226)
Proceeds from sale of investment	118,242,990	-
Changes in operating assets and liabilities:
Increase in accounts payable and accrued expenses	968,717	22,540
(Decrease) increase in asset management fee payable	(1,393,236)	1,427,936
Net cash provided by operating activities	118,023,785	683,342

CASH FLOWS FROM FINANCING ACTIVITIES:
Partners' distributions	(118,626,068)	(369,727)
Net cash used in financing activities	(118,626,068)	(369,727)

Net (decrease) increase in cash and cash equivalents	(602,283)	313,615

CASH AND CASH EQUIVALENTS:
Beginning of year	740,658	427,043
End of year	$138,375	$740,658

The accompanying notes are an integral part of these financial statements.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the YearS ended December 31, 2017 AND 2016

1.	ORGANIZATION

Paramount Group Real Estate Fund VII, LP (a Delaware Limited Partnership) (the “Partnership” or “Fund”) was formed on February 24, 2012 to invest in real estate assets or equity interests in real estate assets, including debt. Operations of the Partnership commenced in December 2013.

Paramount GREF VII, L.L.C. (“PGREF VII” or the “General Partner”) holds a 7.46% general partnership interest in the Partnership. The remaining 92.54% limited partnership interest is held by various individuals and private financial institutions. As of December 31, 2017 and 2016, the Fund committed capital is approximately $134,027,500, of which approximately $9,177,900 and $126,696,800, respectively, is contributed capital.

On July 6, 2012, Paramount Group Real Estate Fund VII-H, LP (“Fund VII-H”) was formed as a parallel investment vehicle to co-invest with the Partnership. Operations for Fund VII-H commenced in August 2014. As of December 31, 2017 and 2016, the committed capital for Fund VII-H totaled $5,610,000, of which approximately $1,123,800 and $5,303,200, respectively, was contributed capital.

The Partnership will continue to operate until the earlier of July 18, 2024 or the occurrence of certain dissolution events, as defined in the partnership agreement, unless extended by the General Partner for up to five additional one-year periods.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Partnership have been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Partnership is considered an investment company under U.S. GAAP and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) Topic 946, as amended by the FASB issued Accounting Standards Update (ASU) No. 2013-08, Investment Companies.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and notes thereto. Actual results could differ from these estimates.

Fair Value of Financial Instruments — The Partnership accounts for its investments in accordance with the Fair Value Measurement Topic of ASC 820, Fair Value Measurement and Disclosures which defines fair value and establishes a framework for measuring fair value. The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). ASC 820 establishes a fair value hierarchy that guidelines observable inputs used to measure fair value into three levels:

Level I — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level II — Observable prices that are based on inputs not quoted in active markets, but corroborated by market data.

Level III — Unobservable inputs that are used when little or no market data is available.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the YearS ended December 31, 2017 AND 2016

The fair value hierarchy gives the highest priority to Level I inputs and the lowest priority to Level III inputs. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in the assessment of fair value.

Partnership’s investments are reflected in the statement of net assets at fair value with changes in unrealized gains and losses resulting from changes in fair value, reflected in the statement of operations as change in unrealized appreciation or depreciation on investments. The investment fair value is predominantly based on the fair value of the underlying real estate and does not reflect transaction sales cost, which may be incurred by the Partnership upon disposition of the real estate investment.

The General Partner utilizes the services of an independent valuation firm to value the investments, which requires the application of valuation principles to the specific facts and circumstances of each investment. The appraisal reports prepared by an independent valuation firm, which calculate the fair value of the underlying real estate property, apply the following methods:

•

the sales comparison approach (whereby fair value is derived by reference to observable valuation measures for comparable assets — e.g., comparing recent sales of comparable properties to the subject property); and

•	the income capitalization approach (e.g., the discounted cash flow method or direct capitalization method).

The appraisers give the most weight to the income capitalization approach in the conclusions of value.

The assumptions used in determining fair value of the underlying real estate include capitalization rates, discount rates, occupancy rates, rental rates, and interest and inflation rates. These valuation methodologies involve a significant degree of judgment and may incorporate the General Partner’s own assumptions including leverage, ownership percentage, ownership rights, buy/sell agreements, guarantees, distribution provisions, capital call obligations and potential cash shortfalls of the investments. The General Partner also considers the terms of the existing loans, including maturity date, extension options, payment provisions and whether the loans are transferrable. Due to the absence of readily determinable fair values and the inherent uncertainty of valuations, the estimated fair values may differ significantly from values that would have been used had a ready market for the property existed.

The carrying values of all other financial instruments including approximate their fair values due to the short-term nature of these instruments.

Cash and Cash Equivalents — Cash and cash equivalents consists of cash on hand and short-term highly liquid investments with original maturities of three months or less.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the YearS ended December 31, 2017 AND 2016

Revenue Recognition:

Interest income - Interest income consists of distributions received as result of income generated from the investments’ operations. Distributions from investments that do not result from operations are considered a return of investment.

Realized gains and losses - The Partnership records realized gains and losses when there is a sale of the investment or the underlying assets of the investment, upon receipt of cash, or when the Partnership has abandoned its interest in the underlying investment.

Expense Recognition — Expenses are recognized when incurred and consists primarily of asset management fees and expenses of the Fund. Asset management fees are payable to the General Partner, under the Fund Management Agreement. See Note 6, Related Party Transactions, for further discussion related to asset management fees.

Income Taxes — The Partnership, itself, directly or indirectly is not subject to Federal, state, or local income taxes. The taxable income or loss applicable to the operations of the Partnership is included in the income tax returns of the partners. Generally, New York City imposes an unincorporated business tax on partnerships engaged in a trade or business in New York City. However, there is an exemption from this tax for income generated by an entity that acquires, holds, and disposes of real estate assets for its own account. The Partnership should qualify for this exemption and will file the tax returns that reflect this exemption accordingly. Further, partners’ net assets reflected in the accompanying financial statements differ from amounts reported in the Partnership’s federal income tax return because of differences between U.S. GAAP and Federal income tax basis of accounting.

The Partnership files income tax returns on a Federal basis and for various state and local jurisdictions. The Partnership uses a more-likely-than-not threshold to determine whether or not a tax position should be recognized and reflected in a tax return. Tax filings, which are within the statute of limitations, can be chosen for examination by the tax authorities. The Partnership assessed its tax position(s) for all Federal, state and local tax years of 2014, 2015 and 2016, as these years are still open within the various statutes of limitations. There are no material uncertain tax liabilities as of December 31, 2017.

The Partnership’s policy is, if necessary, to account for interest and penalties related to uncertain tax positions as a component of its income tax provision.

An investment of the Partnership operated through the date of sale (see Footnote 3, Investments) so as to qualify as a real estate investment trust (“REIT”) under the requirements of the Internal Revenue Code. The requirements for qualification as a REIT include, but are not limited to, various restrictions on ownership of the Partnership’s interest, requirements concerning distribution of taxable income and certain restrictions on the nature of assets and sources of income. A REIT must distribute at least 90% of its taxable income to its stockholders annually. Of this amount, 85% of the REIT’s ordinary income and 95% of the REIT’s capital gain net income for the calendar year plus any undistributed amounts from all prior years must be distributed by calendar year end in order to avoid the imposition of an excise tax. The remaining balance may extend until the timely filing the tax return in the subsequent taxable year. Qualifying distributions of taxable income are deductible by a REIT in computing its current year taxable income.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the YearS ended December 31, 2017 AND 2016

Recent Accounting Pronouncements — In May 2014, the FASB issued ASU 2014-09 to ASC Topic 606, Revenue from Contracts with Customers. ASU 2014-09, as amended, supersedes nearly all revenue recognition guidance under U.S. GAAP. The core principal of this guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. This guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This guidance is effective for fiscal years beginning after December 15, 2017, and for interim periods within those fiscal years, and can be applied using a full retrospective or modified retrospective approach. We plan to implement ASU 2014-09 on January 1, 2018, and do not believe the adoption of ASU 2014-09 will have a material impact on our financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern. ASU 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. The guidance provides a definition of the term ‘substantial doubt’ and includes principles for considering management’s plans. The guidance requires an evaluation for a period of one year after the date that the financial statements are issued (or available to be issued), and requires certain disclosures about substantial doubt. ASU 2014-15 was effective for us as of January 1, 2017, and it did not have a significant impact on our financial statements.

3.	INVESTMENTS

50 Beale Street

The Partnership, through its subsidiaries, made a $75.1 million investment in 50 Beale Holdco LP (a Delaware Limited Partnership), (“50 Beale Street”), giving the Partnership a 40.98% limited partnership interest and a 0.10% general partner interest. The remaining limited partnership interest in 50 Beale Street is held by Fund VII-H (1.72%), by co-investment of (8.20%) by a limited partner in the Partnership and an unaffiliated third party (49.00%). On September 9, 2014, 50 Beale Street purchased the common shares of 50 Beale, Inc., a Delaware corporation, operating as a Real Estate Investment Trust (“REIT”) and through subsidiaries owning an office building along with the underlying land.

On July 17, 2017, the Partnership completed the sale of its interest in 50 Beale Street in part to a wholly owned subsidiary of Paramount Group Operating Partnership (“PGOP”) and in part to a joint venture with a third-party investor, in which PGOP has a 36.6% ownership. The sale, which valued the property at $517,500,000, was approved on behalf of the Partnership by its Investor Advisory Committee, with the valuation achieved by utilizing the average valuation of two appraisals conducted by two independent valuation firms. In connection therewith, the Partnership realized a net gain of approximately $43,100,000 from the sale of its interest in 50 Beale Street. The Partnership had previously recorded an unrealized gain of approximately $48,000,000; therefore the Partnership recorded a “net loss on investment sold” for the year ended December 31, 2017 of $4,900,000, which was due to transaction sales costs.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the YearS ended December 31, 2017 AND 2016

Zero Bond Street

On June 29, 2015, the Partnership and Fund VII-H, formed 670 Broadway Holdco LP (a Delaware Limited Partnership) (“Zero Bond Street”). On October 29, 2015, Zero Bond Street acquired an office building along with its underlying land, which is located in New York City for a purchase price of $112.0 million. The Partnership holds a 94.98% limited partnership interest and a 1.00% general partnership interest. The remaining 4.02% limited partnership interest is held by Fund VII-H.

4.	FAIR VALUE INSTRUMENTS

The following table sets forth the details of financial instruments measured at the Partnership’s fair value as of December 31, 2017 and 2016.

	As of December 31,
	2017	2016

Investments, at fair value (Level III)	$32,943,214	$165,555,964

The following is a reconciliation of the beginning and ending balances for investments measured at fair value for the years ended December 31, 2017 and 2016:

	Beginning			Proceeds	Ending
	Balance —	Net Realized	Unrealized	from Sale	Balance —
	January 1,	Loss	(Loss) Gain	of Investment	December 31,

2017

50 Beale Street	$123,105,378	$(4,862,388)	$-	$(118,242,990)	$-
Zero Bond Street	42,450,586	-	(9,507,372)	-	32,943,214

Total	$165,555,964	$(4,862,388)	$(9,507,372)	$(118,242,990)	$32,943,214

2016

50 Beale Street	$111,513,027	$-	$11,592,351	$-	$123,105,378
Zero Bond Street	40,919,711	-	1,530,875	-	42,450,586

Total	$152,432,738	$-	$13,123,226	$-	$165,555,964

Changes in net unrealized (depreciation) appreciation included in the change in net assets resulting from operations relates to the investments held as of December 31, 2017 and 2016 are $(9,507,372) and $13,123,226, respectively.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the YearS ended December 31, 2017 AND 2016

The following table shows quantitative information about significant unobservable inputs related to investments in real estate and a financial instrument measured at fair value using Level III inputs as of December 31, 2017 and 2016:

	Valuation	Unobservable
Type	Technique(s)	Inputs	Range

2017

Real Estate	Income Capitalization:
Office Properties	Discounted Cash Flow	Discount Rate	6.50%
		Terminal Capitalization Rate	5.00%

	Direct Capitalization	Overall Capitalization Rate	4.50%

2016

Real Estate	Income Capitalization:
Office Properties	Discounted Cash Flow	Discount Rate	6.50% - 6.75%
		Terminal Capitalization Rate	5.00% - 6.00%

	Direct Capitalization	Overall Capitalization Rate	4.50% - 5.50%

5.	ALLOCATION OF DISTRIBUTIONS AND PROFIT AND LOSSES

Capital contributions will be made in proportion to respective committed capital amounts. Distributions, including proceeds from capital transactions, as defined in the partnership agreement, shall be distributed pro-rata until each partner has received cumulative distributions equal to each of their unreturned invested capital. Thereafter, distributions are made pro-rata of their funded commitments until each partner has received a cumulative return of 8%. Thereafter, incentive distributions will be first made to the General Partner equal to 50% and 50% to all partners, until the General Partner has received distribution equal to 15% of cumulative distributions in excess of returned capital. Thereafter, incentive distributions will be first made to the general partner equal of 15% and 85% to all partners until each limited partner has received a cumulative return of 12%. Further distributions in excess of returned capital are allocated at 20% to the General Partner and 80% to both the General and limited partners. Income or loss is allocated among the partners so as to conform to expected distributions in accordance with the partnership agreement. Distributions allocated to the General Partner were a loss of $5,358,720 and income of $1,474,562 for the years ended December 31, 2017 and 2016, respectively. Loss allocated to the General Partner for the year ended December 31, 2017 was primarily due to a net realized loss on sale of 50 Beale Street, which resulted from transaction sales costs and a reduction in the fair value of Zero Bond Street.

The net asset balances as of December 31, 2017 and 2016, represent each partners’ share of cash, which would be distributed to the partners under a hypothetical liquidation of the Partnership at net asset value as of December 31, 2017 and 2016, pursuant to the above described distribution priorities.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the YearS ended December 31, 2017 AND 2016

6.	RELATED PARTY TRANSACTIONS

Asset management fees for investment under management by the General Partner are charged annually based on 1.5% of the weighted average contributed capital. The General Partner may also earn other fees as set forth in or permitted by the limited partnership agreement, including without limitation, acquisition fees of 0.5% of the equity invested in each investment, structuring fees of 0.25% of amount financed, and disposition fees of 0.5% of the gross consideration received for a sale of an investment. The fees are typically paid by the underlying real estate investment and are reflected as additions to or deductions from, purchase or sale amounts listed. In the event the investment partnership does not pay these fees, the Partnership is responsible for its proportionate share which is then reflected on the Statement of Operations. In accordance with the limited partnership agreement and the Fund’s investment advisor’s conflicts of interest, related party transactions and expense allocation policies, in any purchase and sale transaction between related parties, in light of the significant work needed to diligence and document the transaction for each side, General partner or its affiliates may charge fees to both the buyer and seller where permitted by law.

Pursuant to the second amended limited partnership agreement, the General Partner may, in its sole discretion elect to subject, either in whole or in part, the asset management fee to the contingency provisions contained therein effective January 31, 2013. While the General Partner may choose to reinstate, in whole or in part, the current payment of future fees at any time, the payment of any of the fees subject to the contingency provisions shall not be required until one of the events listed in the limited partnership agreement has occurred. As of December 31, 2017 and 2016, the General Partner did not elect to subject any asset management fees to the contingency provisions of the partnership agreement.

For the years ended December 31, 2017 and 2016, the Partnership incurred asset management fees totaling $1,079,429 and $1,900,453, of which $34,700 and $1,427,936 remains payable, respectively. The Partnership also incurred disposition fees in 2017 totaling $1,062,965 of which $469,768 remains payable. The Partnership did not incur or pay any other fees to affiliates in 2017 and 2016.

On July 2017, the Partnership sold its interest in 50 Beale Street to a wholly owned subsidiary of PGOP, a related party, and a joint venture, in which PGOP has a 36.6% ownership. See Note 3, Investments.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the YearS ended December 31, 2017 AND 2016

7.	FINANCIAL HIGHLIGHTS

The following financial highlights are calculated for the limited partners only for the years ended December 31, 2017 and 2016:

	2017	2016
Internal rate of return (a):
From inception through December 31, 2017 and 2016	6.78%	12.19%

Ratios to average net assets (b):
Expenses to average net assets (c)	1.1%	1.3%
General Partners carried interest allocation to average net assets	-5.3%	-0.5%
Expenses and carried interest to average net assets	-4.1%	1.0%

(a)

Internal rate of return (“IRR”) is net of all incentive fees and allocations to the General Partner. The IRR is computed on a cumulative basis since inception using annual compounding and the actual date of cash inflows received by and outflows paid to limited partners and including limited partners’ ending net assets as of year-end. The computations of IRR to an individual investor may vary based on the timing of capital transactions.

(b)	Average net assets are calculated based on the beginning net assets adjusted for contributions and distributions, when received or paid, and current year increase in net assets from operations.

(c)

The expenses to average net assets, which includes all expenses as presented in the Partnership’s statement of operations, are calculated for the limited partners taken as a whole. The computation of such ratios, based on the amount of expenses assessed to an individual investor’s net assets, may vary from these ratios based on different asset management fees and the timing of capital transactions.

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the YearS ended December 31, 2017 AND 2016

8.	ADDITIONAL INVESTMENT INFORMATION

The following represents the net assets of the underlying investments as of December 31, 2017 and 2016, held in partnership interests:

2017
		Zero Bond Street

Real estate assets, at fair value		$120,000,000
Mortgage notes payable (a)		(85,000,000)
Other assets (liabilities), net		(677,453)

Net assets		$34,322,547

Investments, at fair value		$32,943,214

Ownership percentage		95.98%

2016
	50 Beale Street	Zero Bond Street

Real estate assets, at fair value	$515,700,000	$125,000,000
Mortgage notes payable (a)	(228,000,000)	(85,000,000)
Other assets (liabilities), net	11,697,634	4,227,865

Net assets	$299,397,634	$44,227,865

Investments, at fair value	$123,105,378	$42,450,586

Ownership percentage	41.08%	95.98%

(a)

The mortgage notes payable attributable to the underlying real estate are stated at their carrying amount. The mortgage notes payable are secured by the underlying properties. The carrying amounts and fair values of the property’s mortgage notes payable as of December 31, 2017 and 2016 are as follows:

Paramount Group Real Estate Fund VII, LP

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

as of and for the YearS ended December 31, 2017 AND 2016

2017
	Carrying Amount	Fair Value

Zero Bond Street	$85,000,000	$85,186,654
	$85,000,000	$85,186,654

2016
	Carrying Amount	Fair Value

50 Beale Street	$228,000,000	$228,386,142
Zero Bond Street	85,000,000	85,021,053
	$313,000,000	$313,407,195

Financial liabilities that are not measured at fair value in the Partnership’s financial statements include secured debt. Estimates of the fair value of these instruments are determined by modeling the contractual cash flows required under the instrument and discounting such cash flows back to present value at the appropriate current risk adjusted interest rate, which is provided by a third-party specialist. For floating rate debt, the Partnership uses forward rates derived from observable market yield curves to project the expected cash flows the Partnership would be required to make under the instrument. The table above summarizes the carrying amounts and fair value of the financial instruments as of December 31, 2017 and 2016.

9.	SUBSEQUENT EVENTS

No events have occurred after December 31, 2017 and through February 15, 2018, the date the financial statements were issued that require consideration as adjustments to, or disclosures in the financial statements.

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